Exhibit 19

INSIDER TRADING POLICY
(Amended and Restated as of May 21, 2025)

I.Purpose
Capri Holdings Limited (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to help its directors, executive officers and employees avoid misuse of material non-public information in violation of U.S. securities laws, to prevent even the appearance of improper insider trading by directors, executive officers and employees and to promote compliance with the Company’s obligation under Item 408 of Regulation S-K to publicly disclose information related to insider trading policies and practices and the use of certain trading arrangements by Company insiders. Violating this Policy may subject directors, executive officers and employees of the Company and its subsidiaries both to civil liability and criminal penalties, as well as disciplinary action by the Company, up to and including dismissal.
II.Covered Persons and Covered Transactions
This Policy applies to the board of directors of Capri (the “Board”), executive officers and employees of the Company and its subsidiaries (“Insiders”) as well as such person’s spouse, minor children and anyone else living in their household, and any other person or entity whose investment decisions are made by or shared with any of the above (collectively, “Related Parties”). Insiders are responsible for compliance with this Policy by their Related Parties.
For purposes of this Policy, references to “trading” or to “transactions in securities of the Company” refers to any and all transactions in the Company’s securities, including transactions in ordinary shares, options, restricted shares or restricted share units, and any other type of securities that the Company may issue. This Policy applies to such transactions and securities regardless of whether they are held in a brokerage account, 401(k) or similar account, under an employee benefit plan or otherwise.
III.Policy Statement
Insiders and Related Parties are prohibited from effecting transactions in securities of the Company while in possession of material non-public information relating to the Company. Insiders and Related Parties are also prohibited from providing material non-public information about the Company to another person who may trade or advise others to trade on the basis of that information (this is known as “tipping”). This Policy also applies to information, obtained in the course of employment with, or by serving as a member of the Board of, the Company or its subsidiaries, relating to any other company. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation (and the reputation of the Insiders) for adhering to the highest standards of conduct.
IV.Material Non-Public Information
Definition of “Material” Information. “Material information” is any information that a reasonable investor would consider important in a decision to effect a transaction in securities of the Company. In short, any information that could reasonably affect the price of Company securities. Either positive or negative information may be material, and there is no bright line test for determining whether particular information is material. Such determination depends on the facts and circumstances unique to each situation. Common examples of information that will typically be regarded as material are:
•projections of future earnings or losses, or other guidance concerning earnings;
•the fact that earnings are inconsistent with consensus expectations;
•a pending or proposed merger, joint venture, acquisition, or tender offer;
•a significant sale of assets or the disposition of a subsidiary or business unit;
•events regarding the Company’s securities (such as repurchase plans, share splits, changes in dividends, and public or private sales of additional securities);
•changes in senior management or other key employees;
•significant new products or services;
•significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation;
•impending bankruptcy or other financial liquidity problems;
•significant breaches of information technology systems or other events impacting cybersecurity;
•changes in legislation affecting our business; and
•the gain or loss of a substantial customer, licensee, landlord, supplier or vendor.

20-20 Hindsight. Whether information is material will be viewed by enforcement authorities with the benefit of hindsight. In other words, if the price of the Company’s stock changed as a result of the information having been made public, it will likely be considered material by enforcement authorities.
Definition of “Non-Public” Information. Insiders and Related Parties may not trade on the basis of material information that has not been broadly disclosed to the marketplace, such as through a press release or a filing with the U.S. Securities and Exchange Commission, and before the marketplace has had time to absorb the information. For purposes of this Policy, information should not be considered public until after the close of trading on the second full trading day following the Company’s widespread public release of the information.

V.Additional Prohibited Transactions
The Company believes that it is improper and inappropriate for Insiders and Related Parties to engage in short-term or speculative transactions involving the Company’s securities. Accordingly, Insiders and Related Parties are prohibited from engaging in any of the following activities:
•Purchases of securities of the Company on margin or pledges of Company securities as collateral for a loan.
•Short sales of Company securities (i.e., selling securities that you do not own and borrowing the securities to make delivery).
•Buying or selling puts, calls, options or other derivatives in respect of securities of the Company.
•Hedging transactions of any kind involving Company securities.

The prohibitions of this Policy do not apply to::
•Exercises of share options provided that any securities acquired pursuant to such exercise may not be sold (including as part of a broker-assisted cashless exercise) while the Insider is in possession of material non-public information or otherwise subject to a trading blackout.
•The withholding of shares by the Company to satisfy tax withholding obligations upon vesting of restricted shares or restricted share units.
•Gifts of securities or any charitable contribution (including to a charitable trust account) so long as the Insider making the gift does not have reason to believe that the recipient intends to sell the securities while the Insider making the gift is aware of material non-public information or during a blackout period.

In addition, each member of the Board, those officers of the Company who may have an obligation to file reports under Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and their respective Related Parties are prohibited under Section 16(b) of the Exchange Act from engaging in an open market purchase and an open market sale (or vice versa) of Company securities within six months of each other.
VI.Trading Blackouts and Open Trading Windows
The Company has established the following “blackout periods”: (a) the period commencing two weeks prior to the end of its fiscal year and ending on and including the second trading day after public announcement of the Company’s annual financial results; (b) the period commencing two weeks prior to the end of each of its fiscal quarters and ending on and including the second trading day after public announcement of the Company’s financial results for such quarter; and (c) during such other periods as the Company’s Chief Legal Officer may direct. During these blackout periods, members of the Board, executive officers and other Section 16 officers and certain other persons designated by the Company’s Chief Legal Officer who are aware of or expected to be aware of quarterly financial results of the Company or other material information regarding the Company (“Covered Persons”) and their respective Related Parties are prohibited from effective transactions in securities of the Company. The list of Covered Persons is maintained and communicated by the Chief Legal Officer. The Company reserves the right to modify the blackout period described above at any time in its discretion. In addition, the Company may from time to time determine that effecting transactions in securities of the Company is inappropriate at a time that is outside the blackout periods and, accordingly, may notify Insiders of additional closed periods at any time. Insiders subject to the blackout period restrictions who terminate their employment or service with the Company or its subsidiaries during a blackout period will remain subject to the restrictions on trading until the end of such period or until the information becomes public or ceases to be material.
VII.Pre-Clearance of Securities Transactions
All transactions in securities of the Company (even if such transactions are not expressly prohibited by this Policy) by members of the Board, executive officers and other Section 16 officers and certain Covered Persons must be pre-cleared with the Company’s Chief Legal Officer prior to the execution of such transaction (except for the withholding of shares by the Company to satisfy tax withholding obligations upon vesting of restricted shares or restricted share units). Such specified Insiders (on behalf of themselves and/or their Related Parties) are required to contact the Company’s Chief Legal Officer at least two business days (or such shorter period as the Company’s Chief Legal Officer may determine) in advance of any transaction in Company securities and may not effect any transaction in Company securities subject to the pre-clearance request unless granted approval by the Chief Legal Officer to do so. If granted, clearance is valid only for three business days (or such shorter period as the Company’s Chief Legal Officer may determine) following the approval date. If a transaction for which clearance has been granted is not effected (i.e., the trade is not placed) within such three business day period, the transaction must again be pre-cleared by the Company’s Chief Legal Officer in accordance with the above procedure. Any pre-clearance given hereunder will relate solely to the restraints imposed by law and by this Policy and will not constitute investment advice, nor a legal opinion that the transaction(s) will or will not violate applicable law. Ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with the Insider.
To the extent that a material event or development affecting the Company remains non-public, persons subject to pre-clearance will not be given permission to effect transactions in securities of the Company. Such persons may not be informed of the reason why they may not trade. Any person that is made aware of the reason for an event-specific prohibition on trading should in no event disclose the reason for the prohibition to third parties and should avoid disclosing the existence of the prohibition, if possible. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.
VIII.10b5-1 Plans.
The SEC has adopted a safe harbor rule, Rule 10b5-1, which provides a defense against insider trading liability for trades that are effected pursuant to a pre-arranged trading plan that meets specified conditions. The trading plan must be properly documented and all of the procedural conditions of the Rule must be satisfied to avoid liability.
Rule 10b5-1 plans allow transactions for the account of an Insider to occur during blackout periods or while the Insider has material non-public information provided the
Insider has previously given instructions or other control to effect pre-planned transactions in securities of the Company to a third party. The Insider must establish the plan at a time when he or she is not in possession of material non-public information and the Insider may not exercise any subsequent influence over how, when or whether to effect transactions. In addition to other specified conditions, a Rule 10b5-1 plan would specify in writing in advance the amount and price of the securities to be sold and the date for the sale (or a formula for determining the amount, price and date) or would otherwise not permit the Insider to exercise any subsequent influence over how, when or whether to effect the sales. After adopting a valid Rule 10b5-1 plan, the Insider will have an affirmative defense that a sale under the plan was not made “on the basis of” material non-public information.
The Company will treat the creation, modification or termination of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to the blackout period rules set forth in Part VI of this Policy at the time the plan is created, modified or terminated. Transactions effected pursuant to a properly established Rule 10b5-1 plan, however, will not be subject to the blackout periods under Part VI of this Policy. Persons subject to the pre-clearance policy under Part VII of this Policy should coordinate any such plans or arrangements with the Company’s Chief Legal Officer. Even though each transaction effected under a Rule 10b5-1 plan does not need to be pre-cleared, it nonetheless must be made in accordance with Rule 144 and must be reported on a Form 4 under Section 16 of the Exchange Act, if such Insider is subject to Section 16 of the Exchange Act.
IX.Assistance
Any person who has any questions about this Policy or about specific transactions may contact the Company’s Chief Legal Officer. The Chief Legal Officer may designate one or more individuals who may perform the Chief Legal Officer’s duties under this Policy if the Chief Legal Officer is unable or unavailable to perform such duties.